                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No.           )*
                                         -----------

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   774678 40 3
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement \x\. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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CUSIP NO. 774678 40 3        Schedule 13G               Page 2 of 4 Pages
                              ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Franklin E. Crail
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  \ \
                                                                 (b)  \ \

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States


                            5      SOLE VOTING POWER
     NUMBER OF
      SHARES                       296,099
   BENEFICIALLY
     OWNED BY               6      SHARED VOTING POWER
       EACH
     REPORTING                     0
      PERSON
       WITH                 7      SOLE DISPOSITIVE POWER

                                   296,099

                            8      SHARED DISPOSITIVE POWER

                                   0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          296,099 shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.0%

12   TYPE OF REPORTING PERSON*

          IN

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CUSIP NO. 774678 40 3              Schedule 13G              Page 3 of 4 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

Reporting Person:               Franklin E. Crail

________________________________________________________________________________
ITEM 1.

     (a)  Name of issuer:  Rocky Mountain Chocolate Factory, Inc.

     (b)  Address of issuer's principal executive   265 Turner Drive
          offices:                                  Durango, Colorado  81301
ITEM 2.

     (a)  Name of person filing:  Franklin E. Crail

     (b)  Address of principal business office:   265 Turner Drive
                                                  Durango, Colorado  81301

     (c)  Citizenship:  United States

     (d)  Title of class of securities:  Common Stock, par value $.03 per share

     (e)  CUSIP Number:  774678 40 3

ITEM 3. STATUS AS PERSON FILING PURSUANT TO RULE 13d-1(b) OR 13d-2(b): Not Applicable

ITEM 4.  OWNERSHIP

     (a) Amount beneficially owned: 296,099 shares. The reporting person acquired the shares beneficially owned by him prior to the registration of the issuer's Common Stock under Section 12 of the Act.

     (b)  Percent of class:  10.0%.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:  296,099 shares
          (ii) shared power to vote or to direct the vote:  None
          (iii) sole power to dispose or to direct the disposition of: 296,099 shares
          (iv) shared power to dispose or to direct the disposition of:  None

CUSIP NO. 774678 40 3           Schedule 13G               Page 4 of 4 Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10.  CERTIFICATION

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 28, 1995    /s/ FRANKLIN E. CRAIL
                              ---------------------
                              Franklin E. Crail